FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Third quarter 2012: sustained sales growth”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, October 23, 2012

Third quarter 2012: sustained sales growth

•	Sales up 6 percent at constant exchange rates to $2.7 billion

•	Strong start to Latin American season: sales up 18 percent

•	9 month sales reach record level: $11 billion

Sales in the third quarter of 2012 increased by 6 percent at constant exchange rates driven by an excellent performance in Latin America. Sales in the first nine months of the year increased by 9 percent to reach a record $11 billion, with volume up 6 percent and prices up 3 percent.

Third quarter regional sales

Total integrated sales increased by 7 percent at constant exchange rates. In Latin America, a strong start to the season drove sales growth of 18 percent, with expansion across all product lines. High soybean prices are leading to acreage expansion and increased investment by soybean growers in Brazil and Argentina. Sales of crop protection for sugar cane doubled as a result of rapid technology adoption. In Asia Pacific, sales increased 3 percent. Significant growth in Corn seeds, notably in South East Asia, demonstrates the continuing momentum of an enhanced corn portfolio. Vegetables seeds showed a marked recovery with double digit growth. Crop protection sales were lower in Japan and also in India, owing to a delayed monsoon; expanding seed care use across the region was reflected in sales growth of more than 50 percent.

In Europe, Africa and the Middle East, the success of the integrated hybrid barley product offer drove sales particularly in Germany and Northern Europe. Eastern Europe maintained its record of broad-based growth, with sales in the CIS up by almost 20 percent. Overall crop protection sales in the low season were unchanged after a strong first half, with significant growth in fungicides offsetting lower herbicide and insecticide sales. In North America, crop protection sales were broadly unchanged despite a reduction in fungicide applications due to drought and a shift in selective herbicides phasing to the fourth quarter. Non-selective herbicides and seed care grew strongly; in addition, sales of FORCE® tripled with increasing grower awareness of resistance to a competitor’s corn rootworm trait.

Syngenta – October 23, 2012 / Page 1 of 7

Third quarter product line sales

Growth in Selective herbicides in Latin America largely offset lower sales in Europe and in North America. Non-selective herbicides sales increased 13 percent reflecting strong demand in Latin America and an increase in REGLONE® sales in Canada. Fungicides in Europe were driven by AMISTAR® and by the new product REVUS®. This, together with growth in Latin America, more than offset the impact of drought in North America. Insecticides sales reflected strong performances by DURIVO® in all regions, ACTARA® in Latin America and FORCE® in the USA. In Seed care, increasing recognition of the yield and vigor benefits offered by CRUISER® was reflected in sales growth of over 30 percent; adoption of AVICTA® against nematodes accelerated.

Growth in Corn and soybean sales was driven by Latin America and by Asia Pacific, where new corn hybrids were introduced in Indonesia and the trait offer in the Philippines expanded. This more than offset end-of-season adjustments in North America and Europe. Diverse field crops sales, which include hybrid barley seeds, were up by 35 percent. Vegetables sales continue to be affected by weak consumer demand in southern Europe and North America, but grew strongly in Latin America and Asia Pacific.

Third quarter Lawn and Garden sales

The divestment of Fafard in North America reduced sales by $10 million.

Crop pipelines

In 2012 Syngenta has held two crop updates focusing on four of its strategic crops: Cereals, Corn, Rice and Vegetables. Increased pipeline targets for these crops support a revised total sales target for all eight key crops of $25 billion by 2020. These targets comprise growth in the existing portfolio and the launch of new products, with an increasing emphasis on integrated offers reflecting the new R&D and crop team structure.

Acquisitions

Du Pont Professional Products insecticide business (announced 29 August)

The acquisition will strengthen the Lawn and Garden leadership position and reflects its strategic focus on high value chemistry and genetics.

Pasteuria Bioscience (announced 19 September)

The acquisition adds a unique biological technology platform for nematode control to Syngenta’s extensive portfolio of biological solutions.

Syngenta – October 23, 2012 / Page 2 of 7

Devgen acquisition offer (public offer announced on 21 September)

The intended acquisition would enable Syngenta to combine its leading crop protection portfolio for Rice with Devgen’s rice hybrids and broad germplasm diversity. In addition, Devgen would bring proven expertise in RNAi-based insect control.

Outlook

Mike Mack, Chief Executive Officer said: “Continued growth in the third quarter demonstrates the breadth of our portfolio and the gathering momentum of our strategy. In Latin America, where Brazil is in its third year of integration, we are starting to realize the full potential of our leading commercial offers and new technologies. This, together with the increase in our targets for key crops, gives us increased confidence in our long term growth potential. We will continue to invest in growth opportunities while maintaining a high level of profitability. For the full year 2012, we expect an increase in the EBITDA margin at constant exchange rates and strong growth in earnings per share.”

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta – October 23, 2012 / Page 3 of 7

Unaudited third quarter sales

Group sales	Q3 2012 $m	Q3 2011 $m	Actual %	CER1%
Europe, Africa and Middle East	579	644	-10	+2
North America	460	484	-5	-4
Latin America	1,114	949	+17	+18
Asia Pacific	398	418	-5	+3
Total regional sales	2,551	2,495	+2	+7
Lawn and Garden2	147	168	-13	-8
Group sales	2,698	2,663	+1	+6

Crop Protection by region
Europe, Africa and Middle East	453	511	-12	-
North America	416	425	-2	-1
Latin America	924	765	+21	+21
Asia Pacific	337	374	-10	-2
Total	2,130	2,075	+3	+7

Seeds by region
Europe, Africa and Middle East	129	135	-4	+8
North America	53	66	-18	-18
Latin America	199	187	+6	+6
Asia Pacific	61	45	+36	+48
Total	442	433	+2	+7

Sales by business
Crop Protection	2,130	2,075	+3	+7
Seeds	442	433	+2	+7
Elimination of Crop Protection sales to Seeds	-21	-13	n/a	n/a
Total regional sales	2,551	2,495	+2	+7
Lawn and Garden2	147	168	-13	-8
Group sales	2,698	2,663	+1	+6

1	Growth at constant exchange rates.

2	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – October 23, 2012 / Page 4 of 7

Product line sales	Q3 2012 $m	Q3 2011 $m	Actual %	CER1%
Selective herbicides	428	453	-5	-1
Non-selective herbicides	351	321	+9	+13
Fungicides	554	565	-2	+2
Insecticides	456	436	+5	+10
Seed care	303	256	+18	+24
Other Crop Protection	38	44	-16	-10
Total Crop Protection	2,130	2,075	+3	+7
Corn and soybean	182	175	+4	+5
Diverse field crops	104	84	+24	+35
Vegetables	156	174	-10	-4
Total Seeds	442	433	+2	+7
Elimination of Crop Protection sales to Seeds	-21	-13	n/a	n/a
Lawn and Garden2	147	168	-13	-8
Group Sales	2,698	2,663	+1	+6

1	Growth at constant exchange rates.

2	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – October 23, 2012 / Page 5 of 7

Unaudited nine months sales

Group sales	9 months 2012 $m	9 months 2011 $m	Actual %	CER1%
Europe, Africa and Middle East	3,587	3,568	+1	+7
North America	3,241	2,735	+19	+19
Latin America	2,157	1,981	+9	+10
Asia Pacific	1,395	1,444	-3	-
Total regional sales	10,380	9,728	+7	+10
Lawn and Garden2	583	637	-8	-6
Group sales	10,963	10,365	+6	+9

Crop Protection by region
Europe, Africa and Middle East	2,585	2,604	-1	+6
North America	2,155	1,872	+15	+16
Latin America	1,850	1,699	+9	+10
Asia Pacific	1,214	1,283	-5	-2
Total	7,804	7,458	+5	+8

Seeds by region
Europe, Africa and Middle East	1,018	977	+4	+11
North America	1,106	876	+26	+26
Latin America	331	291	+14	+14
Asia Pacific	182	164	+11	+19
Total	2,637	2,308	+14	+18

Sales by business
Crop Protection	7,804	7,458	+5	+8
Seeds	2,637	2,308	+14	+18
Elimination of Crop Protection sales to Seeds	-61	-38	n/a	n/a
Total regional sales	10,380	9,728	+7	+10
Lawn and Garden2	583	637	-8	-6
Group sales	10,963	10,365	+6	+9

1	Growth at constant exchange rates.

2	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – October 23, 2012 / Page 6 of 7

Product line sales	9 months 2012 $m	9 months 2011 $m	Actual %	CER1%
Selective herbicides	2,350	2,200	+7	+10
Non-selective herbicides	948	886	+7	+10
Fungicides	2,286	2,294	-	+3
Insecticides	1,328	1,294	+3	+6
Seed care	787	686	+15	+19
Other Crop Protection	105	98	+7	+11
Total Crop Protection	7,804	7,458	+5	+8
Corn and soybean	1,450	1,137	+28	+29
Diverse field crops	653	599	+9	+14
Vegetables	534	572	-7	-2
Total Seeds	2,637	2,308	+14	+18
Elimination of Crop Protection sales to Seeds	-61	-38	n/a	n/a
Lawn and Garden2	583	637	-8	-6
Group Sales	10,963	10,365	+6	+9

1	Growth at constant exchange rates.

2	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – October 23, 2012 / Page 7 of 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 23, 2012	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel